UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ____________

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

             First Union Real Estate Equity and Mortgage Investments
             -------------------------------------------------------
                                (Name of issuer)

            Shares of Beneficial Interest, par value $1.00 per share
            --------------------------------------------------------
                         (Title of class of securities)

                                   337400105
                                   ---------
                                 (CUSIP number)

                                December 31, 2000
                                -----------------
             (Date of Event which requires filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [ ] Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

-------------------------                       --------------------------------
CUSIP No. 337400105                13G                  Page 2 of 6 Pages
-------------------------                       --------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                   (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF                    5      SOLE VOTING POWER
SHARES                              2,644,152
BENEFICIALLY                 ---------------------------------------------------
OWNED                               SHARED VOTING POWER
BY                           6      0
EACH                         ---------------------------------------------------
REPORTING                           SOLE DISPOSITIVE POWER
PERSON WITH                  7      2,644,152
                             ---------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      0
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,644,152*
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                 |_|
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.4%**
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------



__________________________________


* Included in this figure are 58,600 Preferred Shares of Beneficial Interest that, when converted, total 288,312 Shares of Beneficial Interest.

**This percentage reflects an adjustment to outstanding shares to reflect the converted Preferred Shares of Beneficial Interest.

Item 1(a).  Name of Issuer:

            First  Union  Real  Estate  Equity  and  Mortgage  Investments  (the
            "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The address of the Issuer's principal executive offices is 1212 Avenue of the Americas, 18th Floor, New York, New York 10036.

Item 2(a).  Name of Person Filing:

            This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The  principal  place  of  business  of  the  Reporting   Person  is
            Taunusanlage  12,  60325  Frankfurt  am Main,  Federal  Republic  of
            Germany.

Item 2(c).  Citizenship:

            The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).  Title of Class of Securities:

            The title of the securities is Shares of Beneficial Interest (the "Shares of Beneficial Interest").

Item 2(e).  CUSIP Number:

            The CUSIP number of the Shares of Beneficial Interest is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or dealer registered under section 15 of the Act;

            (b) |_| Bank as defined in section 3(a)(6) of the Act;

            (c) |_| Insurance Company as defined in section 3(a)(19) of the Act;

            (d) |_| Investment   Company  registered  under  section  8  of  the
                    Investment Company Act of 1940;

            (e) |_| An  investment   adviser  in  accordance   with  Rule  13d-1
                    (b)(1)(ii)(E);

            (f) |_| An employee  benefit plan,  or endowment  fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

            (g) |_| A parent  holding  company or control  person in  accordance with Rule 13d-1 (b)(1)(ii)(G);

            (h) |_| A savings  association  as defined  in  section  3(b) of the
                    Federal Deposit Insurance Act;

            (i) |_| A church plan that is  excluded  from the  definition  of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

            (j) |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1 (c), check this
            box.   |X|

Item 4.  Ownership.

         (a)   Amount beneficially owned:

               The Reporting Person owns the amount of the Shares of Beneficial Interest as set forth on the cover page.

          (b)  Percent of class:

               The Reporting Person owns the percentage of the Shares of Beneficial Interest as set forth on the cover page.

          (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

                    The Reporting Person has the sole power to vote or to direct the vote of the Shares of Beneficial Interest as set forth on the cover page.

               (ii) shared power to vote or to direct the vote:

                    Not applicable.

              (iii) sole power to dispose or to direct the disposition of:

                    The Reporting Person has the sole power to dispose or direct the disposition of the Shares of Beneficial Interest as set forth on the cover page.

              (iv) shared power to dispose or to direct the disposition of:

                   Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001



                                               DEUTSCHE BANK AG



                                               By:/s/  Karl-Heinz Baumann
                                                  -----------------------------
                                                  Name:   Karl-Heinz Baumann
                                                  Title:  Director



                                               By:/s/  Christoph Kirschhofer
                                                  -----------------------------
                                                  Name:  Christoph Kirschhofer
                                                  Title: Director